Exhibits 5.1 and 23.1

OPINION OF LARRY D. IRICK

June 17, 2016

Westar Energy, Inc.

818 South Kansas Avenue

Topeka, Kansas 66612

Ladies and Gentlemen:

I am the General Counsel of Westar Energy, Inc., a Kansas corporation (the “Company”) and in this regard, I have acted as counsel for the Company in connection with the issuance by the Company pursuant to the Underwriting Agreement dated June 13, 2016 (the “Underwriting Agreement”), among the Company and BNP Paribas Securities Corp., J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc. (the “Representatives”) as representatives of the several Underwriters listed therein (the “Underwriters”), of $350,000,000 aggregate principal amount of its First Mortgage Bonds, 2.550% Series due 2026 (the “Bonds”). The Bonds are to be issued under and secured by the Mortgage and Deed of Trust, dated July 1, 1939, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to Harris Trust and Savings Bank, as trustee (the “Trustee”), as amended and supplemented by forty-five supplemental indentures supplemental thereto, in addition to the forty-second supplemental (reopening) indenture, and as to be amended and supplemented by a forty-sixth supplemental indenture thereto, dated as of June 20, 2016 (together, the “Amended Mortgage”).

I, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments, certified or otherwise identified to my satisfaction, as I have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, I advise you that, in my opinion, the Bonds have been duly authorized in accordance with the Amended Mortgage, and, when executed and authenticated in accordance with the provisions of the Amended Mortgage and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that I express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Bonds to the extent determined to constitute unearned interest.

I am a member of the Bar of the State of Kansas and the foregoing opinion is limited to the laws of the State of Kansas (except state securities or blue sky laws).

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be filed by the Company on the date hereof and its incorporation by reference into the Company’s registration statement on Form S-3 (File No. 333-210266) and further consent to the reference to my name under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Larry D. Irick
Larry D. Irick

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